Exhibit 2.1

Merger Agreement

This Merger Agreement (the “Agreement”) is entered into by and between Aerkomm Taiwan Inc. (the “Surviving Company”) and Ejectt Inc. (the “Dissolved Company”) (collectively, the “Parties”), for the purpose of enhancing operational efficiency and integrating resources. The Parties hereby agree to effect a merger in accordance with the Business Mergers and Acquisitions Act, the Company Act, and other applicable laws and regulations, under the following terms and conditions:

Clause 1: Method of Merger

The Parties agree to conduct the merger by way of a merger by absorption, whereby Aerkomm Taiwan Inc. shall be the surviving company and Ejectt Inc. shall be dissolved upon completion of the merger. The name of the surviving company shall remain unchanged as Aerkomm Taiwan Inc.

Clause 2: Company Names and Capitalization

1.	Aerkomm Taiwan Inc.
The total authorized capital is NT$500,000,000, divided into 50,000,000 shares with a par value of NT$10 per share, to be issued in installments.
The total number of issued shares is 50,000,000 shares, and the paid-in capital is NT$500,000,000. All shares are registered common shares. There are no outstanding shares for which the registration of transfer has not been completed, nor has the Company issued any other securities with equity characteristics.

2.	Ejectt Inc.
As of the date of execution of this Agreement, the total authorized capital is NT$2,000,000,000, divided into 200,000,000 shares with a par value of NT$10 per share, to be issued in installments.
The total number of issued shares is 65,113,314 shares (including 3,000,000 employee stock options, of which 2,140,000 have vested), and the paid-in capital is NT$651,133,140. All shares are registered common shares. Except for the employee stock options, no other equity-related securities have been issued.

Clause 3: Share Exchange Ratio and Issuance of New Shares

1.	With respect to the share exchange ratio for this merger, after comprehensive consideration of such factors as the financial statements audited and certified by certified public accountants as of December 31, 2023, and the independent expert opinion on the fairness of the share exchange ratio issued by Wu Ming-Yi Certified Public Accountant on April 29, 2024, the Parties agreed that, on the merger record date, Aerkomm Taiwan Inc. shall, in accordance with the statutory procedures for a merger and issuance of new shares, issue new shares to the shareholders of Ejectt Inc. based on the holdings of registered common shares recorded in the shareholders’ register of Ejectt Inc., at the share exchange ratio of 1 registered common share of Ejectt Inc. for 1 registered common share of Aerkomm Taiwan Inc. Any shares held by dissenting shareholders shall be handled in accordance with the provisions of the Business Mergers and Acquisitions Act.

2.	Unless otherwise required by applicable laws or this Agreement, Aerkomm Taiwan Inc. shall issue 65,113,314 new common shares, each with a par value of NT$10, for a total amount of NT$651,133,140.
The issued and outstanding shares of Ejectt Inc. shall be cancelled as of the merger record date, and all rights and obligations attached thereto shall cease to exist.

3.	Any fractional shares resulting from the share exchange shall be settled in cash (rounded down to the nearest NT dollar), and the chairman of Aerkomm Taiwan Inc. is authorized to designate a specific person to acquire such fractional shares based on the par value per share..

Clause 4: Capital After Merger

After the merger, Aerkomm Taiwan Inc., as the surviving company, shall have:

●	Total authorized capital: NT$2,000,000,000

●	Total number of shares: 200,000,000 shares

●	Par value per share: NT$10

●	Total issued shares: 115,113,314 shares

●	Paid-in capital: NT$1,151,133,140 All shares shall be registered common shares.

Clause 5: Creditor Notification and Public Announcement

After the merger resolution is approved by the boards of directors of both Parties, balance sheets and property inventories shall be prepared. The Parties shall notify their respective creditors and make a public announcement, specifying a period of not less than thirty (30) days for creditors to raise objections. If any creditor of Ejectt Inc. raises an objection within the prescribed period, such matter shall be handled in accordance with Clause 23, Paragraph 2 of the Business Mergers and Acquisitions Act.

Clause 6: Succession of Rights and Obligations

As of the merger record date, all assets, liabilities, rights, and obligations of Ejectt Inc. shall be assumed by Aerkomm Taiwan Inc. in accordance with applicable laws.

Clause 7: Employee Employment

With respect to the employees of Ejectt Inc., Aerkomm Taiwan Inc. shall provide written notice to such employees specifying the terms and conditions of employment.

Employees who agree to continue their employment shall enter into separate employment agreements with Aerkomm Taiwan Inc..

Aerkomm Taiwan Inc. shall recognize the years of service of the retained employees at Ejectt Inc. as of the merger record date; provided, however, that the terms and conditions of employment shall be governed by the relevant regulations of Aerkomm Taiwan Inc. after the merger.

Clause 8: Representations and Warranties

From the date of execution of this Agreement to the merger record date, each Party represents and warrants as follows:

1.	Financial Statements and Financial Information
The financial statements and financial information provided by each Party have been prepared in accordance with the Business Entity Accounting Act and the International Financial Reporting Standards (IFRS) and fairly present the financial condition of such Party.

2.	Assets and Liabilities
All assets and liabilities have been duly recorded and disclosed, and the ownership of such assets is lawful and the rights to use, benefit from, and dispose of such assets are not subject to any restrictions or limitations, except as otherwise disclosed.

3.	Liabilities Each Party has no contingent liabilities that would materially affect its business operations.

4.	Contracts and Commitments All disclosed contracts, undertakings, representations, guarantees commitments, and other obligations are true, accurate, and complete.

5.	Other Matters
There are no material labor disputes, environmental issues, false or untrue, legal violations, or that would result in a loss of creditworthiness or other matters that may materially affect the operations of the company.

Clause 9: Taxes and Expenses

All taxes and expenses arising from this merger shall be borne by Aerkomm Taiwan Inc., except for those that are exempt from levy or taxation in accordance with applicable laws and regulations.

If the event that this Agreement becomes invalid due to failure to obtain approval from the relevant competent authorities or any other causes not attributable to both Parties, all expenses already incurred shall be borne equally by both Parties.

Clause 10: Corporate Governance After Merger

The directors and supervisors of Aerkomm Taiwan Inc. after the merger may be adjusted in accordance with operational needs.

Clause 11: Clauses of Incorporation

After the merger, the Clauses of Incorporation of Aerkomm Taiwan Inc. shall remain in effect unless amendments are required by law or operational necessity.

Clause 12: Merger Record Date

The merger shall become effective on the merger record date.
The tentative merger record date is June 27, 2024.
Provided, however, that if the merger process schedule and progress are advanced or cannot be completed in accordance with the original schedule, the chairmen of both Parties are authorized to negotiate and determine such adjustment.

Clause 13: Termination and Breach

1.	This Agreement may be terminated under any of the following circumstances:
(1) Mutual written agreement of the Parties; or
(2) A Party breaches any representation, warranty, or obligation under this Agreement and fails to cure such breach within thirty days after receipt of written notice from the non-breaching Party. The non-breaching Party may terminate this Agreement by giving written notice to the breaching Party.

2.	The breaching Party shall be liable for all losses, damages, and expenses incurred by the non-breaching Party.

Clause 14: Miscellaneous

1.	In the event that any provision of this Agreement is in conflict with applicable laws or regulations and is rendered void, such invalidity shall not affect the validity of the remaining provisions of this Agreement. As for such provisions violating regulations, the relevant laws or regulations shall apply directly, or the chairmen or supervisors, and the persons designated by any of them, as authorized by the resolution-making body of either Party, shall amend the same in accordance with such laws or regulations or the instructions or rulings of the relevant competent authorities. In addition, in the event that any provision of this Agreement requires amendment pursuant to the instructions or rulings of the relevant competent authorities, the chairmen or supervisors, and the persons designated by any of them, as authorized by the resolution-making body of either Party, are authorized to amend such provision accordingly.

2.	This Agreement shall take effect on the date of execution and the Parties shall perform this Agreement in good faith.; provided, however, that it shall become effective only upon approval by the extraordinary shareholders’ meeting on May 23, 2024. In the event that such approval is not obtained, the Parties shall use their best efforts to cure the same; and if such cure cannot be effected, both Parties shall be obligated to restore the status quo ante.

3.	In order to facilitate the successful completion of this merger, both Parties shall use their reasonable efforts and comply with applicable laws and regulations.

4.	Any dispute arising out of or in connection with this Agreement shall be submitted to the Taiwan Taipei District Court as the court of first instance.

5.	Any amendment to this Agreement shall be made in writing and agreed upon by both Parties.

6.	This Agreement is executed in two originals and several copies, with each Party retaining one original, and the copies to be used for submission to or use by relevant authorities.

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